Exhibit 99.1

Perion Announces Transformational ‘Perion One’ Strategy, Unifying All of Its
Technologies and Brands

Strengthening Leadership Team and Optimizing the Company Structure to Better Capture Growth Opportunities

NEW YORK & TEL AVIV – February 3, 2025—Perion Network Ltd. (NASDAQ & TASE: PERI), a leader in advanced technology solving for the complexities of modern advertising, announced today the launch of its “Perion One” strategy. This strategy will unify the Company’s brands and technologies into one advanced platform named “Perion One”, further supporting its position as the partner of choice for brands, agencies, and retailers navigating the complexities of modern advertising. The Perion One transformation will harness AI to help solve modern marketing challenges for which a unified solution has never been possible until now, while optimizing the Company’s cost structure and setting it up for successful scale in the years to come.

The transformation at Perion extends beyond a new brand and a unified platform, enhancing leadership capabilities with the addition of these exceptional new team members:

●	Stephen Yap, a Google veteran with extensive experience, is the new Chief Revenue Officer and will lead the company’s global sales force for advertisers.

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Kenny Lau, Undertone’s CPO, has been promoted to Perion’s new Chief Product Officer. With vast experience from companies such as PubMatic, Criteo, AdTheorent, and more, Lau will lead all of Perion’s product innovations.

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Mina Naguib, Hivestack’s CTO, has been promoted to Perion’s new Chief Technology Officer and will oversee all technologies. Mina's experience is rooted in the AdTech industry, being the Chairman of the Prebid.org DOOH Committee and was part of the leading Samsung Ads Architecture team.

●	Adi Shpak has been promoted to lead Perion’s AI Labs and will lead future development on advanced deep learning and AI algorithms under Mina’s tech organization.

Tal Jacobson, Perion’s CEO said, “Perion One represents a significant transformation for our company, which will unify our diversified brands and advanced technologies into one leading platform. Chief Marketing Officers (CMOs) and their marketing teams need seamless, nimble, and comprehensive solutions that can connect the dots across the media ecosystem, empowering them to deploy advertising dollars with confidence and report on actual impact – Perion One will be that solution."

Mr. Jacobson continued, “Perion’s growth is rooted in innovation – from the strength of our technological capabilities to our acquisitions of market-leading technologies. With Perion One, our customers will have access to the full breadth of our capabilities in one platform, and our sales leaders can reach markets with pre-existing relationships. Our new journey is just beginning, and we believe we will become a premier solutions provider in our industry, which will help us drive long-term value for all our stakeholders,” concluded Mr. Jacobson.

The Perion One Platform harnesses the exceptional technologies of Hivestack, expanding upon the capabilities of one of the most advanced pieces of technology AdTech has today. Perion will continue to unify all its existing and new solutions under this platform and advance the Perion One offering, giving CMOs a clearer view across the entire ecosystem. Perion is one of the only technology providers in the industry that provides solutions along every part of the marketing funnel. Thus, the company believes it is perfectly positioned to lead the industry forward, benefitting from significant long-term growth opportunities. The unified Perion One offering can achieve greater customer retention, longer duration contracts, more large-scale customers, increased recurring revenue per customer, and a more efficient business structure.

Today, Tal Jacobson, Perion’s CEO, shared an open letter with investors, clients, and employees. It is available on the Perion Website at: https://perion.com/news/ceo-open-letter/

About Perion Network Ltd.

Perion is helping agencies, brands and retailers get better results with their marketing investments by providing advanced technology across all major digital channels. Through the Perion One platform, we are making digital advertising more effective by building solutions that continuously adapt to connect the dots between data, creative and channels.

For more information, visit Perion's website at www.perion.com

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 Forward Looking Statements

This press release and the enclosed open CEO letter contain forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to Perion One platform, long-term growth opportunities, company structure optimization, the business, financial condition and results of operations of Perion. The words “will,” “believe,” “expect,” “intend,” “plan,” “should,” “estimate” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, but not limited to, the current war between Israel and Hamas and any worsening of the situation in Israel (such as further mobilizations), the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, data breaches, cyber-attacks and other similar incidents, unpredictable sales cycles, competitive pressures, market acceptance of new products, changes in applicable laws and regulations as well as industry self-regulation, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2023 filed with the SEC on April 8, 2024. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Dudi Musler, VP of Investor Relations
+972 (54) 7876785
dudim@perion.com

February 3rd, 2025

Dear Investors, Clients, and Employees,

Today, I am thrilled to share a vision that represents not just the next chapter for Perion but a bold leap into the future of digital advertising.

As the CEO of Perion, I am honored to lead a company that has continually pushed the boundaries of innovation, transforming challenges into opportunities and achieving remarkable growth. We are entering an era of unparalleled transformation that I believe will position Perion as a leading force in the AdTech industry.

Perion: The Future of Digital Advertising

At Perion, we believe AdTech has fundamentally misunderstood what truly matters to advertisers. While the industry obsesses over platforms and channels—whether it’s CTV, Open Web, Meta, Google, TikTok, or Hulu - advertisers, the ones who control the vast majority of the almost $700 billion global advertising budget annually, care about one thing: reaching the right customers at the right moment, with the right message in the most efficient and effective way. Everything else is noise and waste.

This is where Perion shines. We have harnessed the power of advanced AI solutions and proprietary algorithms to deliver exactly what advertisers need: precision, relevance, and measurable results across all touchpoints. Our goal is to optimize the advertising journey end-to-end, so that our clients—from brands and agencies to retailers—maximize every dollar spent. Today, we’re excited to launch a transformational milestone in our journey that will solidify our position as the future of digital advertising.

Introducing Perion One

Over the past year, we have been meticulously designing our next evolutionary step forward, transforming from a company with many moving pieces and solutions to a single unified digital marketing engine: Perion One. This holistic platform will bring together all our technologies to maximize synergies and deliver unparalleled value to our clients. The vision behind Perion One is simple yet profound: to unify, simplify, and amplify.

It has been a bit over a year since we acquired HiveStack, a leading platform in the Digital Out-of-Home (DOOH) space. Today, we are harnessing its exceptional technology platform capabilities, combined with the advanced technologies and solutions within Perion, to announce the Perion One ecosystem as a smart, unified architecture that drives seamless innovation. Whether it’s DOOH, CTV, Open Web, or even closed gardens, Perion One will provide advertisers with a singular solution that optimizes results across advertisers’ most important channels, platforms, and screens.

This unification is not just a technological evolution; it’s an organizational transformation. Moving forward, all our sub-brands will be united under the Perion brand. Our organization will be streamlined for maximum efficiency so that every piece of our company can work harmoniously to deliver exceptional outcomes for our clients.

Our Customers: Partners in Innovation

Our customers are at the heart of everything we do. Whether you’re a brand striving to build deeper connections with your customers, an agency looking to deliver measurable ROI, or a retailer aiming to drive conversions, Perion is your partner in success. Our solutions also empower publishers—from screen owners in DOOH to digital platforms—enabling a seamless and optimized advertising flow.

We are here to meet advertisers' needs in the real world. Our focus is not on where ads run but on how effectively they meet customers where they are, with messages that resonate and inspire action. I believe that Perion One will make this possible like never before, bridging the gap between online and offline and allowing us to deliver results that exceed expectations.

A Call to Action: Invest in the Future

Perion is not just evolving; our strategic transformation will allow us to rise to new heights, driven by a vision of what’s possible and the determination to make it a reality.

To our investors, Perion is redefining what’s possible in AdTech, unlocking new opportunities within this ~$700B a year market. Perion One represents the next phase of AdTech, and we are excited by the opportunity this strategic transformation presents for us as a company and for our customers. The long-term growth opportunity for us is significant, and through our unified Perion One offering, we believe we will achieve greater customer retention, longer duration contracts, larger-scale customers, increased recurring revenue per customer, and a more efficient business structure with the goal of creating more value for our stakeholders.

To our customers, know that we are committed to your success. With Perion One, you will have a partner that delivers results and the competitive edge you need in an ever-changing market.

To our employees, thank you for your unwavering dedication and passion. Together, we are building something extraordinary, working towards our mission to change our industry.

The Time is Now

The future of digital advertising is here, and it is called Perion. Together, we will reshape the industry, setting a new standard for excellence, innovation, and results. Join us on this incredible journey as we rise, transform, and lead.

With gratitude and purpose,

Tal Jacobson
CEO, Perion Networks